EXHIBIT 3.1
First Amendment to the
Third Amended and Restated
Bylaws
of
CAMERON INTERNATIONAL CORPORATION
 (hereinafter called the "Corporation")

Effective February 18, 2010

Bylaw Amendment

    “Section 5. Voting” of the Company’s Bylaws is amended in its entirety to read as follows:

Article II, Section 5. Voting

Section 5. Voting.  Except as provided below with respect to election of directors, or as otherwise provided by law, the Certificate of Incorporation or these bylaws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Except as otherwise provided pursuant to the Certificate of Incorporation as to any series or class of Preferred Stock, each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder.  Such votes may be cast in person or by proxy, but no proxy shall be voted on or after three years from its date unless such proxy provides for a longer period. The Board of Directors, in its sole discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot; provided, that, notwithstanding the foregoing, elections of directors at an annual or special meeting of stockholders shall be written ballot.

Director nominees, to include incumbent directors standing for re-election, shall be elected by an affirmative vote of the majority of votes cast in an election of directors at an annual or special meeting of stockholders; provided, however, in the event the number of director nominees exceeds the number of vacancies on the Board of Directors being filled by such election, directors shall be elected by the affirmative vote of a plurality of votes cast at such meeting of stockholders.